Grupa Hotelowa

Warsaw, 2008-04-15.

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SEC Mail Processing
Section

APR 24 2008

Washington, DC
111

OSA/AH/43/2008

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report No. 5/2008.
Best regards

08002179

Krzysztof Gerula

Vice-President

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

PROCESSED
MAY 01 2008
THOMSON REUTERS

4/29

Current report no 5/2008
April 11, 2008

Subject: List of information disclosed to the public in 2007.

Orbis S.A. 16 Bracka street, 00-028 Warsaw, registered in the Registration Court for the Capital City of Warsaw XII Commercial Division, National Court Register [KRS] Register of Business Operators 0000022622, share capital: PLN 92,154,016 (paid up in full), tax identification number NIP 526-025-04-69, hereby presents an attachment containing an exhaustive list of information disclosed to the public in 2007, referred to in Article 56 section 1 of the Act of July 29, 2005, on Public Offering and Conditions of Introducing Financial Instruments into Organized Trading and Public Companies. The information is available at Orbis S.A. website: www.orbis.pl.

Appendix to current report no 5/2008

Exhaustive list of information, referred to in Article 56 section 1 of the Act of July 29, 2006, on Public Offering and Conditions of Introducing Financial Instruments into Organized Trading and Public Companies, which has been disclosed to the public in 2007.

Report type	Report no*	Date of publication	Subject
Current	1/2007	January 15, 2007	Schedule of publication of periodical reports in 2007
Current	2/2007	January 15, 2007	Major blocks of shares
Current	3/2007	January 25, 2007	Resignation of a member of a Supervisory Board
Current	4/2007	February 8, 2007	Acquisition of assets having a substantial value
Interim		February 28, 2007	Consolidated quarterly report QSr 4/2006
Current	5/2007	March 26, 2007	Change in the publication date of the 2006 annual report of Orbis S.A. - correction of the current report no 1/2006
Current	6/2007	April 4, 2007	List of information disclosed to the public in 2006
Current	7/2007	April 26, 2007	Annual declaration concerning compliance with the principles of corporate governance in the Company
Interim		April 27, 2007	Annual report R 2006
Interim		April 27, 2007	Consolidated annual report RS 2006
Current	8/2007	May 4, 2007	Major blocks of shares
Current	9/2007	May 8, 2007	Annual General Meeting of Shareholders
Current	10/2007	May 8, 2007	Decision concerning declaration of dividend payment
Current	11/2007	May 8, 2007	Major blocks of shares
Interim		May 15, 2007	Consolidated quarterly report QSr 1/2007
Current	12/2007	May 16, 2007	Registration by the court of a change in the share capital of ORBIS Transport Sp. z o.o.
Current	13/2007	June 1, 2007	Text of Supervisory Board resolution containing an assessment of the Company's standing
Current	14/2007	June 1, 2007	Update of information disclosed in the current report no 9/2006 concerning development strategy of the ORBIS HOTEL GROUP containing a forecast of financial results (EBITDA)
Current	15/2007	June 6, 2007	Draft resolutions of the Annual General Meeting of Shareholders
Current	16/2007	June 28, 2007	Text of resolutions adopted by the Annual General Meeting of Shareholders on June 28, 2007
Current	17/2007	June 28, 2007	Appointment of members of the Supervisory Board
Current	18/2007	June 29, 2007	List of shareholders holding at least 5% of votes at the Annual General Meeting of Shareholders on June 28, 2007
Current	19/2007	June 29, 2007	Resignation of a manager

Report type	Report no*	Date of publication	Subject
Current	18/2007	July 2, 2007	Correction of the text of item 6 of the current report no. 18/2007 – "List of shareholders holding at least 5% of votes at the Annual General Meeting of Shareholders on June 28, 2007"
Current	20/2007	July 11, 2007	Update of Orbis S.A. rating
Current	21/2007	July 11, 2007	Sale of Orbis S.A. shares by the President of the Management Board
Interim		August 14, 2007	Consolidated quarterly report QSr 2/2007
Current	22/2007	August 23, 2007	Major blocks of shares
Current	23/2007	August 24, 2007	Major blocks of shares
Current	24/2007	September 12, 2007	Appointment of a manager
Interim		September 28, 2007	Consolidated semi-annual report PSr 2007
Current	25/2007	October 12, 2007	Extraordinary General Meeting of Orbis S.A. Shareholders
Current	26/2007	November 2, 2007	Major blocks of shares
Current	27/2007	November 5, 2007	Acquisition of assets having a substantial value by Orbis Transport Sp. z o.o., a subsidiary of Orbis S.A.
Current	28/2007	November 6, 2007	Draft resolutions of an Extraordinary General Meeting of Shareholders of Orbis S.A. scheduled for November 20, 2007
Interim		November 14, 2007	Consolidated quarterly report QSr 3/2007
Current	29/2007	November 20, 2007	Text of resolutions adopted by the Extraordinary General Meeting of Shareholders of Orbis S.A. on November 20, 2007
Current	30/2007	November 27, 2007	List of shareholders holding at least 5% of votes at the Extraordinary General Meeting of Shareholders on November 20, 2007
Current	31/2007	December 4, 2007	Sale by Orbis S.A. of 2,157 shares in the company PH "Majewicz" Spółka z o.o.
Current	32/2007	December 7, 2007	Preliminary agreement concerning sale of real property of the "Grand" Hotel in Łódź
Current	33/2007	December 14, 2007	Major blocks of shares
Current	34/2007	December 28, 2007	Registration of amendments to the Statutes, adopted on November 20, 2007, by an Extraordinary General Meeting of Shareholders

* applies to current reports only

Orbis
Grupa Hotelowa

Warsaw, April 15, 2008

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XIX Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Ref.: 82-5025

Dear Sirs,

Please find enclosed the current report no. 6/2008 concerning a change of the date of the annual reports: the separate financial statements of Orbis S.A and the consolidated financial statements of the Orbis Group for 2007 to the Polish Financial Supervision Authority in Warsaw.

Best regards,

Marcin Szewczykowski

Member of the Management Board

Current report no. 6/2008
April 15, 2008

Subject: Change in the publication date of the stand-alone annual report of Orbis S.A. for 2007 and the consolidated report of the Orbis Group for 2007 – correction of the current report no 2/2008.

"Orbis" S.A. with its registered address at 16 Bracka street, 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw XII Commercial Division, National Court Register [KRS], Register of Business Operators 0000022622, share capital of PLN 92,154,016 (paid-up in full), tax identification number NIP 526-025-04-69, hereby informs about the change in the publication dates of the stand-alone annual report of Orbis S.A. for 2007 and the consolidated report of the Orbis Group for 2007.

The publication date of the above mentioned reports was scheduled for April 18, 2008.

END